

November 8, 2011

Via E-mail
Jon S. Wheeler
President and Chairman of the Board of Directors
Wheeler Real Estate Investment Trust, Inc.
Riversedge North, 2529 Virginia Beach Blvd., Suite 200
Virginia Beach, Virginia 23452

> **Re:** **Wheeler Real Estate Investment Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed October 12, 2011**
> **File No. 333-177262**

Dear Mr. Wheeler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note your disclosure and charts on pages 62-64. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Summary Risk Factors, page 3

3.   Please revise your summary risk factors section to include the principal factors which make this particular offering risky. For example, please consider addressing risks related to your external management structure, the contribution transactions, your debt levels and your geographic concentration.

Formation Transactions, page 5

4.   Please provide us a copy of the Amscot/Monarch/Riversedge North contribution agreement.

5.   Please disclose how you will account for the formation transactions. Please tell us whether any of the Ownership Entities will be accounted for at historical cost subsequent to the formation transactions, and if so, please tell us how you determined this was the appropriate accounting treatment. Additionally, please disclose how you will account for the contingent consideration to be paid for the Amscot Building, Monarch Bank and Riversedge North properties. Please refer to the applicable accounting literature you relied on in coming to this determination.

Our Structure, page 8

6.   Please revise the diagrams to reflect the contractual relationship of the external manager and the fact that insiders and prior investors will own OP units.

Use of Proceeds, page 39

7.   We note that a substantial portion of the offering proceeds are not dedicated to any specified purpose, and thus the offering appears to be a blind pool offering. Please revise the registration statement to comply with applicable provisions of Industry Guide 5. Refer to Securities Act Release 33-6900.

8.   Please revise your disclosure to include cash amounts to be paid to the Prior Owners.

Distribution Policy, page 40

9.   We note that you intend to disclose your estimated dividend payments. Please provide quantitative disclosure that demonstrates that you have a reasonable basis for your belief that you will have available cash flows sufficient to cover the estimated dividend.

10.   Please expand the discussion of the subordinated distribution to clarify whether this will be a contractual arrangement or if Mr. Wheeler will hold a special class of common units.

11.   We note you indicate on page 35 that you may fund distributions out of the net proceeds of this offering. Please revise your disclosure in this section and on page 10 to affirmatively state that you may pay distributions out of the net proceeds of this offering.

12.   Please advise us why you have included a description of funds from operations in this
        section.

Dilution, page 43

13.   Please provide the relative contribution disclosure required by Item 506 of Regulation S-
        K, or advise us why you believe it is not necessary.

14.   Please advise us how the earn-out provision in the Amscot/Monarch/Riversedge North
        contribution agreement is reflected in the dilution disclosures.

Management's Discussion and Analysis of Financial Condition…, page 46

15.   Please include the table of contractual obligations required by Item 303(a)(5), or advise
        us why you believe it is not required.

Overall Company Trends, page 47

16.   Please expand your disclosure to discuss portfolio same store occupancy and rent psf
        trends.

17.   We note your disclosure regarding your success in navigating the recent recession. For
        each of the properties mentioned, please provide us information on the percentage
        changes in same store NOI over the past three years. We may have further comment.

Results of Operations, page 54

18.   Please expand your disclosure to provide an analysis on the relative contribution of
        changes in same store occupancy, base rent and percentage rent to overall changes in
        revenues.

Liquidity and Capital Resources, page 56

19.   Please revise your discussion of Liquidity and Capital Resources in your next amendment
        to provide a more comprehensive discussion of your liquidity needs over the next 12
        months. Additionally, please provide additional details about any conditions that must be
        met in order for you to extend the debt maturing in April 2012, and whether you are
        currently in compliance with those conditions.

Description of Our Properties, page 65

20.   Please confirm to us that annualized rent reflects the impact of tenant concessions.

Outstanding Indebtedness, page 77

21.   We note from your disclosure that you have not yet received consents from any of the lenders related to your assumption of the outstanding debt of the Ownership Entities. Please provide disclosure related to this in your discussion of Liquidity and Capital Resources, and additionally, disclose what the potential ramifications would be if you are not able to obtain consents from all of the lenders.

Proprietary Management and Leasing Strategy, page 78

22.   Please provide a summary of your leasing activity for the last year, including the number and square footage of both new leases and renewed leases, the cost psf of tenant improvements and leasing commissions on new and renewed leases, and, with respect to renewed leases, the relationship between the new and old rent rate.

Biographical Summaries of Directors and Executive Officers, page 83

23.   We note you indicate that Steven M. Belote has been affiliates with and held various roles in many organizations, including the Eastern Shore of Virginia United Way, the Virginia Bankers Association, Maryland Financial Bank and Bay Beyond, Inc. (Blue Crab Bay Co.), among others. Please revise your disclosure to identify the positions and the dates during which Mr. Belote served in those positions for each organization identified.

Release of Guarantees, page 94

24.   Please provide disclosure in the summary section about the release of Mr. Wheeler's guarantees.

Other Related Party Transactions, page 95

25.   We note your disclosure about the loans made by Mr. Wheeler to the company that allowed the company to address LTV and principal curtailment requirements of a mortgage lender. In your MD&A section, please provide a discussion of the potential liquidity impacts of these types of provisions in your mortgages, the percentage of your mortgages that have these types of provisions and the frequency with which they have triggered capital requirements.

Investment Policies, page 96

26.   You disclose on page 29 that your board of directors may change your investment policies without stockholder approval. Please disclose how and when you will inform your stockholders of such alterations to your investment policies.

Principal Stockholders, page 118

27.   Please identify, in a footnote to the table, any individuals who control the voting and

dispositive powers of the shares held by Argosy Real Estate VI, LP.

Plan of Distribution, page 153

28.   Please disclose any historical banking and commercial dealings between the underwriters and the company or its affiliates.

Legal Matters, page 155

29.   Please reference the tax opinion.

Index to Financial Statements, page F-1

30.   Please tell us how you determined pro forma financial statements were not required for this transaction. Please refer to any accounting literature you relied upon.

31.   Please tell us how you determined it was appropriate to present combined financial statements for the Ownership Entities in lieu of separate financial statements. If these entities are under common control, please clarify whose control they are under. In addition, please tell us how control was determined prior to the formation transactions, referencing the appropriate accounting literature.

32.   Please revise your financial statements in your next amendment to provide comparable prior year financial statements for the six months ended June 30, 2011, or tell us why you believe these are not required.

Organization and Basis of Presentation and Consolidation, page F-8

33.   We note the disclosure that the entities are largely under common ownership. Please revise this disclosure to make it clear which entities are under common control and which are not and how these determinations were made.

Investment Properties, page F-9

34.   We note from your disclosure in Note 10 that over $1.3 million has been paid to the lender of the mortgage on The Shoppes at Eagle Harbor to satisfy loan-to-value and principal curtailment requirements. Please tell us what the current book value of this property is, and tell us how you determined it was not impaired as of June 30, 2011.

10. Related Party Transactions, page F-19

35.   We note your disclosure that you consider the terms of the lease agreement with Wheeler Interests to be comparable to those received by other nonrelated third parties. We also note in your table on page 77 that the rent paid by Wheeler Interests, on a per square foot

basis, significantly exceeds the average per square foot rent at any of your other significant tenants. Please tell us how you determined that the terms of this related party transaction are comparable to those received by other nonrelated third parties, and include any specific data used in arriving at that determination.

10. Related Party Transactions, page F-19

36.   You disclose that the amounts owed to related parties by The Shoppes at Eagle Harbor will be satisfied as a result of the transactions occurring in conjunction with the Offering. Please clarify how these amounts will be satisfied, and if any of the proceeds of the offering will be used to repay these amounts.

Undertakings, page II-2

37.   Please include the undertakings required by Item 512(a) of Regulation S-K, or advise us why you believe they are not required.

Exhibit Index

38.   We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file a draft copy on EDGAR as correspondence.

39.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Bradley A. Haneberg, Esq.
       Kaufman & Canoles, P.C.
       Via E-mail